July 18, 2025

BY EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate & Construction

100 F Street, NE
Washington, DC 20549

Re:	Linkhome Holdings Inc.
Post-Effective Amendment No. 5 to Registration Statement on Form S-1 Filed June 26, 2025 File No. 333-280379

Ladies and Gentlemen:

On behalf of our client, Linkhome Holdings Inc. (the “Company”), we are writing to submit the Company’s response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) set forth in its letter, dated July 17, 2025, relating to the Company’s Post-Effective Amendment No. 5 to Registration Statement on Form S-1 filed via EDGAR on June 26, 2025.

The Company is concurrently filing via EDGAR the Post-Effective Amendment No. 6 to Registration Statement on Form S-1 (the “Registration Statement”), which reflects the Company’s response to the comments received by the Staff and certain updated information.

We have set forth below the comments in the Staff’s letter, in bold, and the Company’s responses thereto.

Post-Effective Amendment No.5 on Form S-1 filed June 26, 2025

Certain Relationships and Related Party Transactions, page 80

1.	Please update to provide the disclosure required by Item 404 of Regulation S-K for the three months ended March 31, 2025.

Response: The Company acknowledges the Staff’s comment and has revised pages 80 and 81 of the Registration Statement to address the Staff’s comment.

Underwriting, page 92

2.

We note that this offering relates to 1,250,000 shares of your common stock. We also note your disclosure here, that the underwriters are committed to purchase 2,000,000 shares. Please revise for consistency or advise.

Response: The Company acknowledges the Staff’s comment and has revised page 92 of the Registration Statement to address the Staff’s comment.

General

3.	We note that Exhibit 5.1 refers to underwriter warrants that are not present in the prospectus. Please revise your legal opinion to opine on the securities being offered or advise.

Response: The Company acknowledges the Staff’s comment and has removed the previously filed Exhibit 5.1.

* * * * * * *

If you have any questions, please feel free to contact me at (713) 651-2678. Thank you for your cooperation and prompt attention to this matter.

Sincerely,

/s/ Michael J. Blankenship
Michael J. Blankenship

cc:	Zhen Qin, Chief Executive Officer, Linkhome Holdings Inc.